UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

Via E-mail
Anthony L. Williams
Vice President and Corporate Counsel
Globus Medical, Inc.
Valley Forge Business Center
2560 General Armistead Avenue
Audubon, PA 19403

Re: Globus Medical, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 8, 2012
File No. 333-180426

Dear Mr. Williams:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to prior comment 2. Your summary should present a balanced view of your business. Given your emphasis on your "product development engine" throughout your summary, it is unclear how you determined that the extent of your reliance on three specific products should not be highlighted in your summary. Please revise your disclosure, or provide us with additional analysis explaining why such disclosure is not necessary.

Our Competitive Strengths, page 3

2. To the extent it is appropriate to highlight your claims regarding your "unique and highly efficient" product development process in your summary, please revise your disclosure in each case to clarify that these claims are based on your beliefs, rather than on

independent, objective support, as indicated in your response to prior comment 4. In this regard, we note the italicized portions of the third bullet-point under this caption and the first full bullet-point on page 4.

Implications of Being an Emerging Growth Company, page 5

3. We note your revisions in response to prior comment 1. Please revise the disclosure in the last bullet point on page 5 to be consistent with your disclosure on page 47 that indicates you have made an election.

Supplier, page 126

4. Please expand your response to prior comment 32 to explain how you determined that your agreement with the supplier discussed here is not required to be filed by Regulation S-K Item 601(b)(10)(ii)(A), or file the agreement as an exhibit.

Financial Statements, page F-1

5. We note that you plan to effect a reverse stock split of your outstanding common stock immediately prior to the closing of the offering. Please tell us how you considered SAB Topic 4.C.

Note 13. Variable Interest Entities, page F-28

6. Please tell us about your analysis underlying your initial determination to consolidate the VIE in 2009 and your subsequent analysis to de-consolidate the VIE after 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Russell Mancuso
Branch Chief

cc (via e-mail): Stephen T. Burdumy
Drinker Biddle & Reath LLP